February 21, 2006

Mail Stop 4561

Robert B. Dillon, President
Exobox Technologies Corporation
6303 Beverly Hill, Suite 210
Houston, TX 77057

      Re:	Exobox Technologies Corporation
		Amendment no. 1 to Form 10-SB
      Filed February 3, 2006
		File No. 0-51689

Dear Mr. Dillon:

	We have reviewed your amendment and have the following comments.

Form 10-SB
General
1. Please see prior comment 1. We note that Part I of your Form
10-SB
continues to contain statements that you are relying on the
statutory
safe harbor afforded by Section 27A of the Securities Act and
Section
21E of the Securities Exchange Act of 1934. Your supplemental statements to the contrary, this provision will not be available to you until you are a reporting company and your stock trades at
$5.00
or more per share. Since the price at which your stock trades is not within your control, we believe that it is inappropriate to assert to us that your stock will not be a "penny stock" so that you may rely on the safe harbor.

Business
History and Organization
2. Please see our prior comment 3. Revise your discussion to include disclosure of the identities of the majority shareholders parties on each side of the reverse acquisition of Exobox Nevada by Exobox Delaware, the value of the stock issued in that transaction, and the business purpose of the transaction when both parties were non-reporting. Briefly discuss the material terms of the convertible preferred stock issued in the reverse acquisition.



Research and Development
3. Please supplementally support the statement "OSR is the world leader in low level manipulation of the Windows environment...."
4. Please define the term "SRD" when it is first used.
5. Please revise the second full paragraph on page 6 to simply state that Osha * Liang LLP have been retained as patent counsel for Exobox. You should limit any further discussion to the nature of the services that Osha * Liang will be providing.

Consultants
6. Please see prior comment 9. Please file the agreement with MCC
Financial Services as an exhibit. See Item 601(b)(10) of
Regulation
S-B.

Management`s Discussion and Analysis
Liquidity and Capital Resources
7. Please see prior comment 12. While you have changed the figure for
working capital to $784,543 in the Risk Factor, it remains $857,
370
in this section relating to your first quarter period for the current fiscal year. Please revise or advise.
8. Please see prior comment 13. It appears that the PIPE transaction with Manillo is structured, at least in part, to finance the ORS transaction. If so, please so, please disclose this.

Item 5. Directors, Executive Officers, Promoters, and Control
Persons
9. Please see prior comment 14. We note gaps in the employment histories of Scott Copeland (June 2004-October 2005), Reginald Goodman (June 2004-October 2005), and Marc Pernia (June 2004-October
2005).  Please explain.

Executive Compensation
10. See prior comment 15. Your summary compensation table must be limited to the last fiscal year. Compensation paid subsequent to year end may be disclosed in narrative disclosure. See Item 402(b) of Regulation S-B. Please ensure that your discussion of your employment agreements discloses provisions relating to bonuses and change-of-control.


Recent sales of Unregistered Securities
11. Please see prior comment 17. Please include disclosure regarding the issuance of securities to MCC Financial Services in fall 2005.

      You may contact Marc Thomas at (202) 551-3452 or Brad
Skinner
at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh
Fuller
at (202) 551-3852 or me at (202) 551-3730 with any other
questions.

Sincerely,


Barbara C. Jacobs
Assistant Director

CC:	Robert L. Sonfield, Jr.
      Managing Director
      Sonfield & Sonfield
      770 South Post Oak Lane, Suite 435
      Houston, TX 77056
	Facsimile: (713) 877-1547